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                             August 26, 2021

       Neil Brandom
       Executive Officer Of Business Operations
       Golden Seed, Inc.
       2894 South Coast Highway, Suite 1
       Laguna Beach, CA 92651

                                                        Re: Golden Seed, Inc.
                                                            Offering Statement
on Form 1-A
                                                            Filed August 23,
2021
                                                            File No. 024-11614

       Dear Mr. Brandom:

                                                        This is to advise you
that we do not intend to review your offering statement.

               We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
       FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

                                                        Please contact Chris
Edwards at 202-551-6761 with any questions.




                             Sincerely,


                             Division of Corporation Finance

                             Office of Life Sciences
       cc:                                              Kendall Almerico